Filed by Alvotech Lux Holdings S.A.S. (Commission File No. 333-261773)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Oaktree Acquisition Corp. II

Alvotech Enters Exclusive Global Licensing Agreement

with BiosanaPharma for Co-Development of a

Proposed Biosimilar (AVT23) to Xolair® (Omalizumab)

REYKJAVIK, ICELAND & LEIDEN, THE NETHERLANDS (February 2, 2022) — Alvotech Holdings S.A. (“Alvotech”), a global biopharmaceutical company focused solely on the development and manufacture of biosimilar medicines for patients worldwide, has entered into an exclusive global licensing agreement with BiosanaPharma to co-develop AVT23 (also called BP001), a proposed biosimilar to Xolair® (omalizumab).

Global sales of Xolair in 2020 reached $3.3 billion. AVT23 will be produced using BiosanaPharma’s proprietary 3C process technology, a fully continuous operation designed to allow for highly productive, low-cost manufacturing.

“This transaction underscores Alvotech’s comprehensive approach to the biosimilars market,” said Mark Levick, CEO of Alvotech. “Our pure-play biosimilars approach allows the Alvotech platform to be highly opportunistic in not only developing products in-house, but also through in-licensing and co-developing attractive products through partnerships with premier companies like BiosanaPharma.”

“We are delighted at this collaboration with Alvotech as their platform can enable global distribution of our lead product, if approved,” said Ard Tijsterman, CEO of BiosanaPharma. “Our 3C process technology is designed to make products more affordable and to improve patient access, a key goal for both BiosanaPharma and Alvotech.”

“The cooperation between our companies demonstrates the ability of our platform to rapidly scale our portfolio,” said Anil Okay, Chief Commercial Officer of Alvotech. “This product had been on our wish list for some time and expands the breadth and potential of our future offerings in primary care.”

Under terms of the agreement, Alvotech will receive exclusive global rights for AVT23, a proposed biosimilar to Xolair. BiosanaPharma will receive an upfront payment and will be eligible for certain tiered royalties. BiosanaPharma and Alvotech will jointly further the development of AVT23, which is currently in late-stage development. BiosanaPharma has completed a pharmacokinetic (PK) study showing that AVT23’s bioavailability, safety, tolerability and immunogenicity were comparable to those of Xolair.

On December 7, 2021, Alvotech and Oaktree Acquisition Corp. II (NYSE: OACB.U, OACB, OACB WS), a special purpose acquisition company sponsored by an affiliate of Oaktree Capital Management, L.P., announced they had entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on NASDAQ under the symbol “ALVO.”

About AVT23

AVT23 is a proposed biosimilar to Xolair (omalizumab). Omalizumab is an antibody that targets free IgE; it is used to improve the control of severe persistent allergic asthma, for chronic (long-term) spontaneous urticaria (itchy rash) in patients with elevated IgE who do not respond to treatment with antihistamines and to treat nasal polyps in people 18 years of age and older when medicines to treat nasal polyps called nasal corticosteroids have not worked well enough. Xolair, the only currently approved product containing omalizumab, was first approved in 2003. AVT23 is an investigational compound and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About BiosanaPharma

BiosanaPharma is a biotechnology company with operations in Australia, the Netherlands and Singapore. The company is headed by a team of entrepreneurs on a mission to make monoclonal antibody therapeutics more affordable and accessible for patients through smart, disruptive technology. The company aims to increase affordability by using its proprietary 3C process. For more information, visit www.Biosanapharma.com. The 3C technology platform is a high productivity, flexible, small footprint manufacturing platform capable of making 1kg of drug substance antibody per week at a 50L bioreactor scale. Batch processing is made continuous with multicycle counter current operation. The upstream process is based on high cell density continuous perfusion culturing with alternating bioreactor use (proprietary IP) and the downstream process is based on simulated moving bed chromatography combined with flow through filtration.

About Alvotech

Alvotech, founded in 2013 by Róbert Wessman, is a biopharmaceutical company focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, and cancer. For more information, please visit www.alvotech.com.

Additional Information

In connection with the proposed business combination (the “Business Combination”) between Oaktree Acquisition Corp. II (“OACB”) and Alvotech Holdings S.A. (“Alvotech S.A.”), OACB and Alvotech S.A. have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a preliminary proxy statement of OACB and a preliminary prospectus of Alvotech Lux Holdings S.A.S., and after the Registration Statement is declared effective, OACB will mail a definitive proxy statement/prospectus related to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. OACB’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Alvotech S.A., OACB and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of OACB as of a record date to be established for voting on the proposed Business Combination. Shareholders of OACB will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OACB and Alvotech S.A. and its directors and executive officers may be deemed participants in the solicitation of proxies from OACB’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OACB is contained in OACB’s annual report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended December 13, 2021), which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Alvotech Lux Holdings S.A.S and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OACB in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

Forward-Looking Statement

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of OACB or Alvotech S.A. For example, the Alvotech S.A.’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OACB and its management, and Alvotech S.A. and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond OACB’s and Alvotech S.A.’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against OACB, the combined company or others following this announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OACB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Alvotech S.A. as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Alvotech S.A. or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Alvotech S.A.’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OACB’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended on May 19, 2021 and December 13, 2021) or in other documents filed by OACB with the SEC. There may be additional risks that neither OACB nor Alvotech S.A. presently know or that OACB and Alvotech S.A. currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OACB nor Alvotech S.A. undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech S.A. and OACB disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech S.A., OACB or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

CONTACTS

ALVOTECH

Investor Relations

Stephanie Carrington

ICR Westwicke

Stephanie.Carrington@westwicke.com

(646) 277-1282

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

(646) 866-4012

Elisabet Hjaltadottir

Corporate Communications

Alvotech.media@alvotech.com

BIOSANAPHARMA

Nettie Buitelaar

Corporate Development

Nettie.buitelaar@biosanapharma.com

+31 6100 26742